FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 6, 2015

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: February 6, 2015	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, 333, Keelung Rd., Sec. 1 Taipei, Taiwan, 110 Tel: + 886.2.6636.5678 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, Chief Financial Officer Eddie Chang, Senior Director Joseph Su, Senior Manager ir@aseglobal.com Michelle Jao, Manager (US Contact) mjao@iselabs.com Tel: + 1.510.687.2481

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FULL YEAR OF 2014

Taipei, Taiwan, R.O.C., February 6, 2015 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of packaging and testing services, today reported unaudited net revenues1 of NT$76,644 million for the fourth quarter of 2014 (4Q14), up by 19% year-over-year and up by 15% sequentially.  Net income attributable to shareholders of the parent for the quarter totaled NT$7,856 million, up from a net income attributable to shareholders of the parent of NT$5,208 million in 4Q13 and up from a net income attributable to shareholders of the parent of NT$7,205 million in 3Q14.  Diluted earnings per share for the quarter were NT$0.99 (or US$0.162 per ADS), compared to diluted earnings per share of NT$0.66 for 4Q13 and NT$0.82 for 3Q14.

For the full year 2014, the Company reported net revenues of NT$256,591 million and net income attributable to shareholders of the parent of NT$23,593 million.  Diluted earnings per share for the full year 2014 were NT$2.95 (or US$0.489 per ADS).

RESULTS OF OPERATIONS

4Q14 Results Highlights – Consolidated
●
Net revenue contribution from packaging operations, testing operations, EMS operations, substrates sold to third parties and others each represented approximately 42%, 9%, 48%, 1% and 0%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$60,251 million for the quarter, up by 17% year-over-year and up from NT$52,434 million in the previous quarter.

-	Raw material cost totaled NT$36,981 million during the quarter, representing 48% of total net revenues, compared with NT$29,910 million and 45% of total net revenues in the previous quarter.

-	Labor cost totaled NT$8,940 million during the quarter, representing 12% of total net

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

Advanced Semiconductor Engineering, Inc.

revenues, compared with NT$8,733 million and 13% of total net revenues in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$6,807 million during the quarter, up by 9% year-over-year and up by 8% sequentially.
●	Gross margin increased 0.1 percentage points to 21.4% in 4Q14 from 21.3% in 3Q14.
●
Total operating expenses during 4Q14 were NT$6,576 million, including NT$2,770 million in R&D and NT$3,806 million in SG&A, compared with total operating expenses of NT$6,114 million in 3Q14.  Total operating expenses as a percentage of net revenues was 9% in 4Q14, remained the same as 4Q13 and 3Q14.

●	Operating income for the quarter totaled NT$9,817 million, up from NT$8,084 million in the previous quarter. Operating margin was 12.8% in 4Q14 compared to 12.1% in 3Q14.
●	In terms of non-operating items:
-	Net interest expense was NT$546 million, up from NT$504 million in 3Q14.
-	Net foreign exchange loss of NT$1,051 million was primarily attributable to the appreciation of the U.S. dollar against the NT dollar.
-	Loss on equity-method investments of NT$28 million was primarily attributable to the loss from investment on Hung Ching Development & Construction Co. Ltd.
-	Gain on valuation of financial assets and liabilities was NT$1,190 million.
-
Other net non-operating income of NT$168 million was primarily related to miscellaneous income.  Total non-operating expenses for the quarter were NT$267 million, compared to total non-operating expenses of NT$1,147 million for 4Q13 and total non-operating income of NT$506 million for 3Q14.

●
Income before tax was NT$9,550 million for 4Q14, compared to NT$8,590 million in the previous quarter.  We recorded income tax expense of NT$1,470 million during the quarter, compared to NT$1,237 million in 3Q14.

●
In 4Q14, net income attributable to shareholders of the parent was NT$7,856 million, compared to net income attributable to shareholders of the parent of NT$5,208 million for 4Q13 and net income attributable to shareholders of the parent of NT$7,205 million for 3Q14.

●
Our total number of shares outstanding at the end of the quarter was 7,860,491,546, including treasury stock owned by our subsidiaries.  Our 4Q14 diluted earnings per share of NT$0.99 (or US$0.162 per ADS) were based on 8,192,428,220 weighted average number of shares outstanding in 4Q14.

4Q14 Results Highlights – IC ATM2
●
Net revenue contribution from IC ATM operations was NT$43,884 million for the quarter, up by 16% year-over-year and up by 4% sequentially.  Net revenue contribution from packaging operations, testing operations, and substrates sold to third parties was NT$36,359 million, NT$6,663 million, and NT$862 million, respectively, and each represented approximately 83%, 15%, and 2%, respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$30,130 million for the quarter, up by 10% year-over-year and down by 0.03% sequentially.

-	Raw material cost totaled NT$9,137 million during the quarter, representing 21% of total net revenues, compared with NT$9,466 million and 22% of total net revenues in the previous quarter.

-	Labor cost totaled NT$7,823 million during the quarter, representing 18% of total net

2 ATM stands for Semiconductor Assembly, Testing and Material.

Advanced Semiconductor Engineering, Inc.

revenues, compared with NT$7,791 million and 18% of total net revenues in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$6,437 million during the quarter, up by 9% year-over-year and up by 6% sequentially.
●	Gross margin increased 2.7 percentage points to 31.3% in 4Q14 from 28.6% in 3Q14.
●
Total operating expenses during 4Q14 were NT$4,849 million, including NT$2,140 million in R&D and NT$2,709 million in SG&A, compared with total operating expenses of NT$4,725 million in 3Q14.  Total operating expenses as a percentage of net revenues was 11% in 4Q14, remained the same as 4Q13 and 3Q14.

●	Operating income for the quarter totaled NT$8,905 million, up from NT$7,348 million in the previous quarter. Operating margin was 20.3% in 4Q14 compared to 17.4% in 3Q14.

4Q14 Results Highlights – EMS
●	Net revenue contribution from EMS operations for the quarter was NT$37,220 million, up by 31% year-over-year and up by 39% sequentially.
●	Cost of revenues for the quarter was NT$34,292 million, up by 31% year-over-year and up by 40% sequentially.

-	Raw material cost totaled NT$27,855 million during the quarter, representing 75% of total net revenues, compared with NT$20,457 million and 76% of total net revenues in the previous quarter.

-	Labor cost totaled NT$1,117 million during the quarter, representing 3% of total net revenues, compared with NT$943 million and 4% of total net revenues in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$372 million during the quarter, up by 29% year-over-year and up by 38% sequentially.
●	Gross margin decreased to 7.9% in 4Q14 from 8.6% in 3Q14.
●
Total operating expenses during 4Q14 were NT$1,704 million, including NT$658 million in R&D and NT$1,046 million in SG&A, compared with total operating expenses of NT$1,383 million in 3Q14.  Total operating expenses as a percentage of net revenues was 5% in 4Q14, up from 4% in 4Q13 and the same as 3Q14.

●	Operating income for the quarter totaled NT$1,224 million, up from NT$906 million in the previous quarter. Operating margin decreased to 3.3% in 4Q14 from 3.4% in 3Q14.

2014 Full-Year Results Highlights – Consolidated
●
Net revenues for the full year 2014 amounted to NT$256,591 million, up by 17% from 2013.  The revenue contribution from packaging operations, testing operations, EMS operations, substrates sold to third parties and others represented approximately 47%, 10%, 41%, 2% and 0%, respectively, of total net revenues for the year.

●	Cost of revenue for the year 2014 was NT$203,051 million, compared with NT$177,048 million in 2013.

-	Raw material cost totaled NT$116,999 million during the year, representing 46% of total net revenues, compared with NT$100,315 million and 46% of total net revenues in the 2013.

-	Labor cost totaled NT$33,292 million during the year, representing 13% of total net revenues, compared with NT$28,062 million and 13% of total net revenues in 2013.

-	Depreciation, amortization and rental expenses totaled NT$25,387 million during the

Advanced Semiconductor Engineering, Inc.

year, representing 10% of total net revenues, compared with NT$24,447 million and 11% of total net revenues in 2013.

●	Gross margin increased 1.4 percentage points to 20.9% in 2014 from 19.5% in 2013.
●
Total operating expenses during 2014 were NT$23,969 million, including NT$10,296 million in R&D and NT$13,673 million in SG&A.  Total operating expenses as a percentage of net revenues were 9% in 2014, and remained the same as 2013.

●	Operating income for the year was NT$29,571 million, compared to operating income of NT$ 22,044 million for the previous year. Operating margin increased to 11.5% in 2014 from 10.0% in 2013.
●	Total non-operating expenses for the year were NT$1,097 million, compared to total non-operating expenses of NT$2,687 million for 2013.
●	Income before tax was NT$28,474 million for 2014. We recognized an income tax expense of NT$4,252 million during the year.
●	In 2014, net income attributable to shareholders of the parent amounted to NT$23,593 million, compared with a net income attributable to shareholders of the parent of NT$15,689 million in 2013.
●
Our total number of shares outstanding at the end of the year was 7,860,491,546, including treasury stock owned by our subsidiaries.  Our 2014 diluted earnings per share of NT$2.95 (or US$0.489 per ADS) were based on 8,220,694,389 weighted average number of shares outstanding in 2013.

2014 Full-Year Results Highlights – IC ATM
●
Net revenue contribution from IC ATM operations for the full year 2014 amounted to NT$159,712 million, up by 11% from 2013.  The revenue contribution from packaging operations, testing operations, and substrates sold to third parties was NT$130,287 million, NT$25,875 million, and NT$3,550 million, respectively, and represented approximately 82%, 16%, and 2%, respectively, of total net revenues for the year.

●	Cost of revenues for the full year 2014 was NT$115,054 million, compared with NT$108,281 million in 2013.

-	Raw material cost totaled NT$36,409 million during the year, representing 23% of total net revenues, compared with NT$38,250 million and 27% of total net revenues in 2013.

-	Labor cost totaled NT$29,568 million during the year, representing 19% of total net revenues, compared with NT$25,147 million and 18% of total net revenues in 2013.

-	Depreciation, amortization and rental expenses totaled NT$24,189 million during the year, representing 15% of total net revenues, compared with NT$23,051 million and 16% of total net revenues in 2013.
●	Gross margin increased to 28.0% in 2014 from 24.4% in 2013.
●
Total operating expenses during 2014 were NT$18,222 million, including NT$8,156 million in R&D and NT$10,066 million in SG&A.  Total operating expenses as a percentage of net revenues was 11% in 2014, and remained the same as 2013.

●	Operating income for the year was NT$26,436 million, compared to operating income of NT$19,011 million for the previous year. Operating margin increased to 16.6% in 2014 from 13.3% in 2013.

2014 Full-Year Results Highlights – EMS
●	Net revenue contribution from EMS operations for the full year 2014 amounted to NT$105,871 million, up by 35% from 2013.
●	Cost of revenues was NT$96,556 million, up by 36% from 2013.

Advanced Semiconductor Engineering, Inc.

-	Raw material cost totaled NT$80,638 million during the year, representing 76% of total net revenues, compared with NT$62,112 million and 79% of total net revenues in 2013.

-	Labor cost totaled NT$3,724 million during the year, representing 4% of total net revenues, compared with NT$2,915 million and 4% of total net revenues in 2013.

-	Depreciation, amortization and rental expenses totaled NT$1,169 million during the year, representing 1% of total net revenues, compared with NT$1,075 million and 1% of total net revenues in 2013.
●	Gross margin decreased to 8.8% in 2014 from 9.6% in 2013.
●
Total operating expenses during 2014 were NT$5,660 million, including NT$2,235 million in R&D and NT$3,425 million in SG&A.  Total operating expenses as a percentage of net revenues was 5% in 2014, down from 6% in 2013.

●	Operating income for the year was NT$3,655 million, compared to operating income of NT$2,942 million for the previous year. Operating margin decreased to 3.5% in 2014 from 3.7% in 2013.

LIQUIDITY AND CAPITAL RESOURCES
●	As of December 31, 2014, our cash and current financial assets totaled NT$58,216 million, compared to NT$36,785 million as of September 30, 2014.
●	Capital expenditures in 4Q14 totaled US$148 million, of which US$65 million were used for packaging, US$26 million for testing, US$55 million for EMS and US$2 million for interconnect materials.
●
For the full year 2014, we spent US$1,054 million for capital expenditures, including US$668 million for packaging, US$177 million for testing, US$187 million for EMS and US$22 million for interconnect materials.

●
As of December 31, 2014, we had total debt of NT$99,387 million, compared to NT$94,918 million as of September 30, 2014.  Total debt consisted of NT$41,176 million of short-term borrowings, NT$2,835 million of the current portion of long-term borrowings and capital lease obligations and NT$55,376 million of bonds payable, long-term borrowings and capital lease obligations.  Total unused credit lines amounted to NT$141,400 million.

●	Current ratio as of December 31, 2014 was 1.44, compared to 1.24 as of September 30, 2014. Net debt to equity ratio was 0.26 as of December 31, 2014.
●	Total number of employees was 68,100 as of December 31, 2014, compared to 60,199 as of December 31, 2013 and 66,091 as of September 30, 2014.

BUSINESS REVIEW

Packaging Operations3
●	Net revenues generated from our packaging operations were NT$36,359 million during the quarter, up by NT$5,430 million, or by 18% year-over-year, and up by NT$2,010 million, or by 6% sequentially.
●
Net revenues from advanced packaging accounted for 38% of our total packaging net revenues during the quarter, up by 9 percentage points from the previous quarter.  Net revenues from IC wirebonding accounted for 53% of our total packaging net revenues during the quarter, down by 8 percentage points from the previous quarter.  Net revenues from discrete and others accounted for 9% of our total packaging net revenues during the quarter, down by one percentage point from the previous quarter.

3 IC packaging services include module assembly services.

Advanced Semiconductor Engineering, Inc.

●	Gross margin for our packaging operations during the quarter was 29.6%, up by 4.4 percentage points year-over-year and up by 3.8 percentage points from the previous quarter.
●
Capital expenditures for our packaging operations amounted to US$65 million during the quarter, of which US$25 million were used for purchases of wafer bumping and flip chip packaging equipment, US$39 million for common equipment purchases, including SiP equipment purchases, and US$1 million for wirebond packaging specific purposes.

●	As of December 31, 2014, there were 15,792 wirebonders in operation. 26 wirebonders were added and 228 wirebonders were disposed of during the quarter.

Testing Operations
●	Net revenues generated from our testing operations were NT$6,663 million during the quarter, up by NT$438 million, or by 7% year-over-year, and down by NT$164 million, or by 2% sequentially.
●
Final testing accounted for 75% of our total testing net revenues, down by 1 percentage point from the previous quarter.  Wafer sort accounted for 21% of our total testing net revenues, remained the same as the previous quarter.  Engineering testing accounted for 4% of our total testing net revenues, up by 1 percentage point from the previous quarter.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,669 million, down from NT$1,693 million in 4Q13 and up from NT$1,634 million in 3Q14.
●	In 4Q14, gross margin for our testing operations was 38.8%, up by 2.3 percentage points year-over-year and down by 1.0 percentage point from the previous quarter.
●	Capital expenditures for our testing operations amounted to US$26 million during the quarter.
●	As of December 31, 2014, there were 3,267 testers in operation. 94 testers were added and 122 testers were disposed of during the quarter.

EMS Operations
●	Net revenues generated from our EMS operations were NT$37,220 million during the quarter, up by NT$8,800 million, or by 31% year-over-year, and up by NT$10,454 million, or by 39% sequentially.
●
Communications products accounted for 67% of our total net revenues from EMS operations for the quarter, up by 12 percentage points from the previous quarter.  Computing products accounted for 13% of our total net revenues from EMS operations, down by 4 percentage points from the previous quarter.  Consumer products accounted for 7% of our total net revenues from EMS operations, down by 2 percentage points from the previous quarter.  Industrial products accounted for 8% of our total net revenues from EMS operations, down by 3 percentage points from the previous quarter.  Automotive products accounted for 5% of our total net revenues from EMS operations, down by 2 percentage points from the previous quarter.

●	In 4Q14, gross margin for our EMS operations was 7.9%, up by 0.2 percentage points year-over-year and down by 0.7 percentage points from the previous quarter.
●	Capital expenditures for our EMS operations amounted to US$55 million during the quarter.

Substrate Operations
●
PBGA substrate manufactured by ASE amounted to NT$2,283 million during the quarter, up by NT$159 million, or by 7% year-over-year, and down by NT$284 million, or by 11% from the previous quarter.  Of the total output of NT$ 2,283 million, NT$861 million was from sales to external customers.

Advanced Semiconductor Engineering, Inc.

●	Gross margin for substrate operations was 19.1% during the quarter, up by 1.2 percentage points year-over-year and down by 0.6 percentage points from the previous quarter.
●	In 4Q14, our internal substrate manufacturing operations supplied 30% (by value) of our total substrate requirements.

Customers
IC ATM CONSOLIDATED BASIS
●
Our five largest customers together accounted for approximately 42% of our total net revenues in 4Q14, compared to 38% in 4Q13 and 37% in 3Q14.  Two customers accounted for more than 10% of our total net revenues in 4Q14.

●	Our top 10 customers contributed 56% of our total net revenues during the quarter, compared to 52% in 4Q13 and 51% in 3Q14.
●	Our customers that are integrated device manufacturers, or IDMs, accounted for 31% of our total net revenues during the quarter, compared to 34% in 4Q13 and 33% in 3Q14.

EMS BASIS
●
Our five largest customers together accounted for approximately 78% of our total net revenues in 4Q14, compared to 81% in 4Q13 and 73% in 3Q14.  One customer accounted for more than 10% of our total net revenues in 4Q14.

●	Our top 10 customers contributed 88% of our total net revenues during the quarter, compared to 90% in 4Q13 and 87% in 3Q14.

OUTLOOK
Based on our current business outlook and exchange rate assumptions, management projects overall performance for the first quarter of 2015 to be as follows:

●	IC ATM production capacity and blended ASP will be flat; blended IC ATM utilization will come down by 10-15%;

●	The pace for our EMS Q1 sequential change should be similar to 2014Q1;

●	Consolidated gross margin and operating margin should both be similar to 2014Q1.

About ASE, Inc.
ASE, Inc. is the world's largest independent provider of packaging services and testing services, including front-end engineering testing, wafer probing and final testing services.  With advanced technological capabilities and a global presence spanning Taiwan, China, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services.  For more information, please visit our website at http://www.aseglobal.com.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release.  The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory

Advanced Semiconductor Engineering, Inc.

environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2013 Annual Report on Form 20-F filed on April 17, 2014.

Supplemental Financial Information

IC ATM Consolidated Operations
Amounts in NT$ Millions	4Q/14	3Q/14	4Q/13
Net Revenues	43,884	42,211	37,900
Revenues by Application
Communication	58%	53%	57%
Computer	11%	12%	10%
Automotive and Consumer	31%	35%	33%
Others	0%	0%	0%
Revenues by Region
North America	65%	62%	63%
Europe	9%	10%	10%
Taiwan	16%	18%	16%
Japan	5%	6%	6%
Other Asia	5%	4%	5%

Packaging Operations
Amounts in NT$ Millions	4Q/14	3Q/14	4Q/13
Net Revenues	36,359	34,349	30,929
Revenues by Packaging Type
Advanced Packaging	38%	29%	33%
IC Wirebonding	53%	61%	57%
Discrete and Others	9%	10%	10%
Capacity
CapEx (US$ Millions)*	65	281	46
Number of Wirebonders	15,792	15,994	15,692

Testing Operations
Amounts in NT$ Millions	4Q/14	3Q/14	4Q/13
Net Revenues	6,663	6,827	6,225
Revenues by Testing Type
Final test	75%	76%	77%
Wafer sort	21%	21%	21%
Engineering test	4%	3%	2%
Capacity
CapEx (US$ Millions)*	26	70	17
Number of Testers	3,267	3,295	3,117

EMS Operations
Amounts in NT$ Millions	4Q/14	3Q/14	4Q/13
Net Revenues	37,220	26,766	28,420
Revenues by End Application
Communication	67%	55%	61%
Computer	13%	17%	16%
Consumer	7%	9%	8%
Industrial	8%	11%	9%
Automotive	5%	7%	5%
Others	0%	1%	1%
Capacity
CapEx (US$ Millions)*	55	74	12
* Capital expenditure amounts exclude building construction costs.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Statement of Comprehensive Income Data
 (In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Dec. 31 2014	Sep. 30 2014	Dec. 31 2013	Dec. 31 2014	Dec. 31 2013
Net revenues:
Packaging	31,942	32,031	28,703	121,336	112,604
Testing	6,663	6,827	6,225	25,875	24,732
Direct Material	861	1,033	746	3,546	2,951
EMS	37,178	26,741	28,411	105,785	78,531
Others	-	-	79	49	1,044
Total net revenues	76,644	66,632	64,164	256,591	219,862

Cost of revenues	(60,251)	(52,434)	(51,654)	(203,051)	(177,048)
Gross profit	16,393	14,198	12,510	53,540	42,814

Operating expenses:
Research and development	(2,770)	(2,552)	(2,404)	(10,296)	(9,069)
Selling, general and administrative	(3,806)	(3,562)	(3,167)	(13,673)	(11,701)
Total operating expenses	(6,576)	(6,114)	(5,571)	(23,969)	(20,770)
Operating income	9,817	8,084	6,939	29,571	22,044

Net non-operating (expenses) income:
Interest expense - net	(546)	(504)	(567)	(2,081)	(2,044)
Foreign exchange gain (loss)	(1,051)	(214)	(82)	(1,222)	(276)
Gain (loss) on equity-method investments	(28)	14	50	(109)	26
Gain (loss) on valuation of financial assets and liabilities	1,190	1,294	135	1,840	891
Others	168	(84)	(683)	475	(1,284)
Total non-operating income (expenses)	(267)	506	(1,147)	(1,097)	(2,687)
Income before tax	9,550	8,590	5,792	28,474	19,357

Income tax expense	(1,470)	(1,237)	(450)	(4,252)	(3,202)
Income from continuing operations and before noncontrolling interest	8,080	7,353	5,342	24,222	16,155
Noncontrolling interest	(224)	(148)	(134)	(629)	(466)

Net income attributable to shareholders of the parent	7,856	7,205	5,208	23,593	15,689

Per share data:
Earnings (losses) per share
– Basic	NT$1.02	NT$0.94	NT$0.68	NT$3.07	NT$2.09
– Diluted	NT$0.99	NT$0.82	NT$0.66	NT$2.95	NT$2.03

Earnings (losses) per equivalent ADS
– Basic	US$0.166	US$0.156	US$0.116	US$0.508	US$0.353
– Diluted	US$0.162	US$0.137	US$0.112	US$0.489	US$0.343

Number of weighted average shares used in diluted EPS calculation (in thousands)	8,192,428	8,194,417	8,068,780	8,220,694	7,747,631

Exchange rate (NT$ per US$1)	30.61	29.92	29.44	30.20	29.60

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Statement of Comprehensive Income Data – IC ATM
 (In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Dec. 31 2014	Sep. 30 2014	Dec. 31 2013	Dec. 31 2014	Dec. 31 2013
Net revenues:
Packaging	36,359	34,349	30,929	130,287	115,639
Testing	6,663	6,827	6,225	25,875	24,732
Direct Material	862	1,035	746	3,550	2,951
Total net revenues	43,884	42,211	37,900	159,712	143,322

Cost of revenues	(30,130)	(30,138)	(27,452)	(115,054)	(108,281)
Gross profit	13,754	12,073	10,448	44,658	35,041

Operating expenses:
Research and development	(2,140)	(2,011)	(1,937)	(8,156)	(7,276)
Selling, general and administrative	(2,709)	(2,714)	(2,362)	(10,066)	(8,754)
Total operating expenses	(4,849)	(4,725)	(4,299)	(18,222)	(16,030)
Operating income	8,905	7,348	6,149	26,436	19,011

Net non-operating (expenses) income:
Interest expense - net	(547)	(528)	(587)	(2,141)	(2,140)
Foreign exchange gain (loss)	(1,005)	(184)	(56)	(1,199)	(209)
Gain (loss) on equity-method investments	647	575	717	2,181	2,265
Gain (loss) on valuation of financial assets and liabilities	1,094	1,197	68	1,568	549
Others	167	(42)	(637)	599	(1,079)
Total non-operating income (expenses)	356	1,018	(495)	1,008	(614)
Income before tax	9,261	8,366	5,654	27,444	18,397

Income tax expense	(1,340)	(1,105)	(405)	(3,662)	(2,547)
Income from continuing operations and before noncontrolling interest	7,921	7,261	5,249	23,782	15,850
Noncontrolling interest	(65)	(56)	(41)	(189)	(161)

Net income attributable to shareholders of the parent	7,856	7,205	5,208	23,593	15,689

Per share data:
Earnings (losses) per share
– Basic	NT$1.02	NT$0.94	NT$0.68	NT$3.07	NT$2.09
– Diluted	NT$0.99	NT$0.82	NT$0.66	NT$2.95	NT$2.03

Number of weighted average shares used in diluted EPS calculation (in thousands)	8,192,428	8,194,417	8,068,780	8,220,694	7,747,631

Universal Scientific Industrial Co., Ltd.
Summary of Consolidated Statement of Comprehensive Income Data – EMS
 (In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Dec. 31 2014	Sep. 30 2014	Dec. 31 2013	Dec. 31 2014	Dec. 31 2013
Net revenues:
Total net revenues	37,220	26,766	28,420	105,871	78,540

Cost of revenues	(34,292)	(24,477)	(26,231)	(96,556)	(70,971)
Gross profit	2,928	2,289	2,189	9,315	7,569

Operating expenses:
Research and development	(658)	(561)	(492)	(2,235)	(1,865)
Selling, general and administrative	(1,046)	(822)	(739)	(3,425)	(2,762)
Total operating expenses	(1,704)	(1,383)	(1,231)	(5,660)	(4,627)
Operating income	1,224	906	958	3,655	2,942

Net non-operating (expenses) income:
Total non-operating income	114	110	59	417	296
Income before tax	1,338	1,016	1,017	4,072	3,238

Income tax expense	(139)	(138)	(26)	(620)	(348)
Income from continuing operations and before noncontrolling interest	1,199	878	991	3,452	2,890
Noncontrolling interest	(158)	(93)	(93)	(446)	(308)

Net income attributable to shareholders of the parent	1,041	785	898	3,006	2,582

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data
(In NT$ millions)
(Unaudited)

As of Dec. 31, 2014		As of Sep. 30, 2014

Current assets:
Cash and cash equivalents	51,694	32,968
Financial assets – current	6,522	3,817
Notes and accounts receivable	52,921	48,495
Inventories	44,150	42,264
Others	4,668	5,682
Total current assets	159,955	133,226

Financial assets – non current & Investments – equity mothod	2,434	2,475
Property plant and equipment	151,587	148,998
Intangible assets	11,913	11,880
Prepaid lease payments	2,586	2,496
Others	5,496	5,652
Total assets	333,971	304,727

Current liabilities:
Short-term borrowings	41,176	38,672
Current portion of bonds payable	0	0
Current portion of long-term borrowings & capital lease obligations	2,835	3,226
Notes and accounts payable	35,411	34,882
Others	31,777	30,370
Total current liabilities	111,199	107,150

Bonds payable	31,270	30,194
Long-term borrowings & capital lease obligations	24,106	22,826
Other liabilities	8,960	8,446
Total liabilities	175,535	168,616
Shareholders of the parent	150,217	131,488

Noncontrolling interest	8,219	4,623
Total liabilities & shareholders’ equity	333,971	304,727

Current Ratio	1.44	1.24
Net Debt to Equity	0.26	0.43